adidas

GROUP

RECEIVED
2008 AUG 29 A 11:25

United States Securities
and Exchange Commission
Attn. Mr. Paul Dudek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

SUPPL

27.08.2008

08004642

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
adidas AG / File No. 82-4278

adidas Salomon AG

Dear Mr. Dudek,

in compliance with the above rule, please find attached the following statutory publication which was not published in that form on our website:

- Publication of Change of the No. of Voting Rights of July 31, 2008 through euro adhoc according to § 26a WpHG (Attachment No. 1)
- Publication of Voting Rights Announcement of Aug 19, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 2)
- Publication of Voting Rights Announcement of Aug 26, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 3)

The above publications were disclosed promptly via Pink Sheets' OTCQX listing platform. If you need further information, please do not hesitate to contact me.

Kind regards,

Attachments

adidas AG
Group Legal/Corporate

Anja Smith

PROCESSED
SEP 03 2008
THOMSON REUTERS

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2466
F (+49) 9132 84-3219
anja.smith@adidas-Group.com

euro adhoc: adidas AG / Release according to article 26a WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

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adidas AG hereby announces that at the end of the month July 2008 the number of voting rights amounts to a total of 198,178,337 voting rights. The change of total voting rights is effective as of 04.07.2008.

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com

sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

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Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: Various - see publication
Place: various
State: various

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

19.08.2008

Invesco Perpetual, Henley-on-Thames, United Kingdom, sent us the following notifications pursuant to section 21 paragraph 1 sentence 1 WpHG (German Securities Trading Act) on behalf of Invesco Limited, Atlanta, Georgia, USA, Invesco Holdings Company Limited, London, UK, IVZ Callco Inc., Toronto, Canada, Invesco Inc., Toronto, Canada, AIM Canada Holdings Inc., Toronto, Canada, and AIM Funds Management Inc., Toronto, Canada:

1) Invesco Limited, Atlanta, Georgia, USA:
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG, that on 21 December 2007 the voting interest of INVESCO Limited in adidas AG fell below the threshold of 5% and amounts to 4.98% (10,150,612 voting rights) on this day.

4.983% of these voting rights (10,150,612 shares) are attributable to Invesco Limited, according to section 22 para. 1 sent. 1 no. 6 WpHG in connection with sent. 2 and 3 WpHG."

2) Invesco Holdings Company Limited, London, UK:
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG, that on 21 December 2007 the voting interest of Invesco Holdings Company Limited in adidas AG fell below the threshold of 5% and amounts to 4.98% (10,150,612 voting rights) on this day.

4.983% of these voting rights (10,150,612 shares) are attributable to Invesco Holdings Company Limited., according to section 22 para. 1 sent. 1 no. 6 WpHG in connection with sent. 2 and 3 WpHG."

3) IVZ Callco Inc., Toronto, Canada:
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG, that on 21 December 2007 the voting interest of IVZ Callco Inc. in adidas AG fell below the threshold of 5% and amounts to 4.68% (9,500,951 voting rights) on this day.

4.68% of these voting rights (9,500,951 shares) are attributable to IVZ Callco Inc., according to section 22 para. 1 sent. 1 no. 6 WpHG in connection with sent. 2 and 3 WpHG."

4) Invesco Inc., Toronto, Canada:
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG, that on 21 December 2007 the voting interest of Invesco Inc. in adidas AG fell below the threshold of 5% and amounts to 4.68% (9,500,951 voting rights) on this day.

4.68% of these voting rights (9,500,951 shares) are attributable to Invesco Inc., according to section 22 para. 1 sent. 1 no. 6 WpHG in connection with sent. 2 and 3 WpHG."

5) AIM Canada Holdings Inc, Toronto, Canada:

"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG, that on 21 December 2007 the voting interest of AIM Canada Holdings Inc. in adidas AG fell below the threshold of 5% and amounts to 4.68% (9,500,951 voting rights) on this day.

4.68% of these voting rights (9,500,951 shares) are attributable to AIM Canada Holdings Inc., according to section 22 para. 1 sent. 1 no. 6 WpHG in connection with sent. 2 and 3 WpHG."

6) AIM Funds Management Inc., Toronto, Canada:
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG, that on 21 December 2007 the voting interest of AIM Funds Management Inc. in adidas AG fell below the threshold of 5% and amounts to 4.68% (9,500,951 voting rights) on this day.

4.68% of these voting rights (9,500,951 shares) are attributable to AIM Funds Management Inc., according to section 22 para. 1 sent. 1 no. 6 WpHG."

Herzogenaurach, August 19, 2008

adidas AG
The Executive Board

emitter:	adidas AG Adi-Dassler-Str. 1-2 D-91074 Herzogenaurach
phone:	+49 (0)9132 84-0
FAX:	+49 (0)9132 84-2241
mail:	investor.relations@adidas-Group.com
WWW:	http://www.adidas-Group.com
sector:	Recreational & Sports goods
ISIN:	DE0005003404, A0DMK03
indexes:	DAX, CDAX, HDAX, Prime All Share
stockmarkets:	regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language:	English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

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Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: The Bank of New York Mellon Corporation
Place: New York
State: USA

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

26.08.2008

The Bank of New York Mellon Corporation, New York, USA, informed us pursuant to article 21 section 1 sentence 1 WpHG (German Securities Trading Act) on August 21, 2008, that the percentage of voting rights held by them in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1, 91074 Herzogenaurach, has exceeded the threshold of 3% on August 20, 2008 and on this date amounted to 3.01% (5,966,756 shares with voting rights).

3.01% (5,966,756 shares with voting rights) of these voting rights are to be attributed to The Bank of New York Mellon Corporation pursuant to article 22 section 1 sentence 1 no. 6 WpHG in connection with article 22 section 1 sentence 2 WpHG.

Furthermore, The Bank of New York Mellon Corporation, New York, USA, informed us pursuant to article 21 section 1 sentence 1 WpHG on August 22, 2008, that the percentage of voting rights held by them in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1, 91074 Herzogenaurach, has fallen below the threshold of 3% on August 21, 2008 and on this date amounted to 2.99% (5,923,816 shares with voting rights).

2.99% (5,923,816 shares with voting rights) of these voting rights are to be attributed to The Bank of New York Mellon Corporation pursuant to article 22 section 1 sentence 1 no. 6 WpHG in connection with article 22 section 1 sentence 2 WpHG.

Herzogenaurach, August 26, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

END